

November 5, 2013

Via E-mail
Andrew J. Zagorski
Chief Executive Officer
Oz Saferooms Technologies, Inc.
1732 Cottonwood Lane
Newcastle, OK 73065

> **Re:** **Oz Saferooms Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed May 8, 2013**
> **File No. 0-54112**

Dear Mr. Zagorski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A(T). Controls and Procedures, page 11

Evaluation of Internal Controls over Financial Reporting, page 11

1. You were required to comply with Item 308(a)(1)-(3) of Regulation S-K as of December 31, 2012. Refer to paragraph 1 of the Instructions to Item 308 of Regulation S-K. As such, please revise to provide a report of management on your internal control over financial reporting that contains:

   - A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

   - A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting; and

- Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in internal control over financial reporting identified by management. Management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting.

Exhibits 31.1 and 31.2

2. Please remove the title of the certifying officers from the introductory paragraph in future reports filed on Form 10-K and Form 10-Q of the 1934 Exchange Act. Please refer to Item 601(b)(31)(i) of Regulation S-K.

Exhibits 32.1 and 32.2

3. We note that the certifications relate to the Quarterly Report on Form 10-Q for the period ended January 31, 2013. Please revise to refer to the Annual Report on Form 10-K for the year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Angela Lana
        Certified Public Accountant